[TRIARC LETTERHEAD]


                                                              PRESS RELEASE

                                                      For Immediate Release

CONTACT:  Anne A. Tarbell
          Triarc Companies, Inc.
          212/451-3030
          www.triarc.com


              Triarc Announces Final Results of Dutch-Auction
                             Self-Tender Offer

                  3.8 million shares purchased at $18.25

New York, NY, April 28, 1999 -- Triarc Companies Inc. (NYSE:TRY) announced today the final results of its "Dutch Auction" self-tender offer which expired at 5:00 p.m. New York City time on Thursday, April 22, 1999.


In accordance with the terms of the tender offer, 3,805,015 shares have been validly tendered and accepted for payment at a price of $18.25 per share, based upon a final count by Harris Trust and Savings Bank, the Depositary for the offer. Harris Trust and Savings Bank began issuing payment for shares accepted in the offer on Tuesday, April 27, 1999 and will complete the process as soon as possible.


Triarc's tender offer was for up to 5.5 million shares of the Company's common stock at a price of not less than $16.25 and not more than $18.25 per share. All shares validly tendered at $18.25 and below were accepted.


As a result of this repurchase, Triarc currently has 25,524,804 shares of common stock outstanding.


As previously announced, Triarc intends to review the merits of future stock repurchases on the open market, in privately negotiated transactions, through tender offers or otherwise. Any decision to repurchase shares is subject to approval of Triarc's Board of Directors and will only be made if market conditions warrant and if legally permissible. In addition, Triarc continues to evaluate acquisitions, investments and business combinations, with the goal of increasing value for its stockholders.


Triarc is a leading premium beverage company (Snapple'r', Mistic'r' and Stewart's'r'), a restaurant franchisor ( Arby's'r', T.J. Cinnamons'r' and Pasta Connection'tm') and a producer of soft drink concentrates (Royal Crown 'r', Diet Rite'r' and Nehi'r').


                                 #   #   #

                              Notes to Follow

                                   Notes


(1) There can be no assurance that any repurchases of Triarc stock will be made in the future.


(2) There can be no assurance that Triarc will identify and effect any acquisitions or business combinations or, if completed, that such acquisitions and business combinations will be successfully integrated with the Company's operations.


EDITOR'S NOTE: Under this tender offer, the price to be paid per share was set by "Dutch Auction," meaning the company pays only that amount per share which is necessary, within the stated range, in order to secure the number of shares tendered within the parameters established in the offer. Once the price per share was determined, all stockholders are paid the same amount for each share of stock sold.



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